# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MapLight Therapeutics, Inc., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 800 CHESAPEAKE DRIVE, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050895

## Reporting persons
- Forbion Growth Opportunities Fund III Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,226,400; sole dispositive power 0; shared dispositive power 3,226,400; aggregate amount beneficially owned 3,226,400 (7.1% of the class)
- Forbion Growth III Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,226,400; sole dispositive power 0; shared dispositive power 3,226,400; aggregate amount beneficially owned 3,226,400 (7.1% of the class)

## Item 1. Issuer
Name of issuer: MapLight Therapeutics, Inc.
Address of issuer's principal executive offices: 800 CHESAPEAKE DRIVE, REDWOOD CITY, CA 94063

## Item 2. Person Filing
Name of person filing: This statement is being filed by Forbion Growth Opportunities Fund III Cooperatief U.A. ("Forbion Growth III COOP") and Forbion Growth III Management B.V. ("Forbion Growth III"). Forbion Growth III COOP and Forbion Growth III are sometimes referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Forbion Growth III COOP directly owns 3,226,400 shares of Common Stock of the Issuer. Forbion Growth III, as the director of Forbion Growth III COOP, may be deemed to have voting and investment power over the shares held directly by Forbion Growth III COOP.
Percent of class: The shares of Common Stock beneficially owned by the Reporting Persons represent approximately 7.1% of the outstanding Common Stock, based upon 45,373,033 shares of Common Stock outstanding as of November 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on December 4, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,226,400
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,226,400

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Forbion Growth Opportunities Fund III Cooperatief U.A.: /s/ G.J Mulder and /s/ M.A. van Osch, Directors of its Director (02/17/2026)
- Forbion Growth III Management B.V.: /s/ G.J Mulder and /s/ M.A. van Osch, Directors (02/17/2026)